Nexa Resources S.A. *Société anonyme* 37A, Avenue J.F. Kennedy L-1855 Luxembourg R.C.S. Luxembourg : B 185.489	
Assemblée générale extraordinaire **Du 8 mai 2025**	Me. E. DELOSCH No.

In the year two thousand and twenty-five, on the eighth day of the month of May, before Maître **Edouard Delosch**, notary, residing in Luxembourg, Grand Duchy of Luxembourg,

was held an extraordinary general meeting of the shareholders (the "**Extraordinary Meeting**") of **Nexa Resources S.A.** (the "**Company**"), a *société anonyme* having its registered office at 37A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the *Registre de Commerce et des Sociétés* under number B 185.489, incorporated by deed of Maître Francis Kesseler, notary residing in Esch-sur-Alzette, Grand Duchy of Luxembourg dated 26 February 2014, published in the *Mémorial C, Recueil des Sociétés et Associations* number 1258 of 16 May 2014.

The articles of association of the Company (the "**Articles**") were amended for the last time on 27 August 2021 following a deed signed by public notary Maître Joëlle Barden and published in the *Recueil Electronique des Sociétés et Associations* ("**RESA**") number RESA_2021_190.57 of 06 September 2021.

Mr. Alexandre Druta, professionally residing in Luxembourg, Grand Duchy of Luxembourg, acted as chair of the Extraordinary Meeting.

The chair appointed as secretary Me Cristina Beniog, professionally residing in Luxembourg.

The Extraordinary Meeting elected as scrutineer Mr. Octavio Lanzi, professionally residing in Luxembourg.

The chair declared and requested the notary to state that:

I. The shareholders present or represented and the number of shares held by them are shown on an attendance list signed by the chair, the secretary, the scrutineer and the undersigned notary.

II. It appears from the said attendance list that shareholders who together hold more than 50% of all issued shares of the Company are present or represented so that more than half of the issued capital of the Company is represented at the present Extraordinary Meeting.

III. The present Extraordinary Meeting has been convened inter alia by notices containing the agenda published in Luxembourg in the RESA on 4 April 2025 under reference number RESA_2025_073.719.

IV. The present Extraordinary Meeting is consequently regularly constituted and may validly deliberate on the agenda set out below:

AGENDA

1. Authorised share capital

1.1. Renew the authorization of the Board of Directors of the Company to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital currently set at USD 231,924,819, during a period starting on the day of the Extraordinary Meeting and ending on the fifth anniversary of the date of publication in the RESA of the minutes of the Extraordinary Meeting, without prejudice to any further renewals;

1.2. Renew the authorization of the Board of Directors of the Company to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of new shares and instruments carried out through a public offering process; and

1.3. Amend article 5.8 of the articles of association of the Company to be read as follows:

"5.8. The Board of Directors is authorised, during a period starting on the day of the general meeting of shareholders held on 8 May 2025 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorised Capital."

After the foregoing was approved by the Extraordinary Meeting, the following resolutions were adopted:

RESOLUTIONS

The Chair presented the report of the Board of Directors of the Company relating to the proposed renewal of the authorization of the Board of Directors to increase the issued share capital of the Company and to limit or cancel the preferential subscription right of existing shareholders in the context of issuances of new shares and instruments carried out through a public offering process.

The Extraordinary Meeting, after having heard the report of the Board of Directors, resolved to:

FIRST RESOLUTION

(a) renew the authorisation of the Board of Directors, during a period of five years starting on the date of this Extraordinary Meeting of shareholders and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (*Recueil Electronique des Sociétés et Associations*) of the minutes of the Extraordinary Meeting, to issue additional shares in the Company within the limit of the authorised share capital;

This resolution has been passed at the following majority:

Number of votes cast:

For: **85,692,030**

Against: **26,850,084**

Abstentions: **5,146,813**

SECOND RESOLUTION

(b) renew the authorisation of the Board of Directors to limit or cancel the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital up to and including the authorised share capital in the context of issuances of new shares and instruments carried out through a public offering process;

This resolution has been passed at the following majority:

Number of votes cast:

For: **85,695,822**

Against: **26,845,738**

Abstentions: **5,147,367**

THIRD RESOLUTION

(c) amend article 5.8 of the articles of association to be read as follows:

"5.8. The Board of Directors is authorised, during a period starting on the day of the general meeting of shareholders held on 8 May 2025 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorised Capital."

This resolution has been passed at the following majority:

Number of votes cast:

For: **85,699,675**

Against: **26,843,967**

Abstentions: **5,145,285**

The resolutions having been approved by at least two-thirds of the votes cast as required by law and are consequently validly passed and the Articles are amended accordingly.

There being nothing further on the agenda, the Extraordinary Meeting was closed.

Whereof the present notarial deed was drawn up in Luxembourg, on the day stated at the beginning of this document.

EXPENSES

The expenses, costs, fees and charges of any kind whatsoever which will have to be borne by the Company as a result of the present deed are estimated at one thousand five hundred euros(EUR 1,500.-)

The undersigned notary, who understands and speaks English, herewith states that at the request of the Meeting, these minutes are drafted in English followed by a French translation; at the request of the Meeting in case of divergences between the English and French version, the **English version** will prevail.

WHEREOF the present deed was drawn up in Luxembourg on the day before mentioned.

After reading these minutes, the members of the *bureau* of the Meeting signed together with the notary the present deed.

SUIT LA TRADUCTION FRANÇAISE DU TEXTE QUI PRÉCÈDE

L'an deux mille vingt-cinq, le huitième jour du mois de mai,

par-devant Maître **Edouard Delosch**, notaire de résidence à Luxembourg, Grand-Duché de Luxembourg,

s'est tenue une assemblée générale extraordinaire des actionnaires (l' «**Assemblée Extraordinaire** ») de **Nexa Resources S.A.** (la « **Société** »), une société anonyme ayant son siège social au 37A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand-Duché de Luxembourg, immatriculée auprès du Registre de Commerce et des Sociétés sous le numéro B 185.489, constituée suivant acte reçu de Maître Fancis Kesseler, notaire de résidence à Esch-sur-Alzette, Grand-Duché de Luxembourg, en date du 26 février 2014, publié au Mémorial C, Recueil des Sociétés et Associations numéro 1258 du 16 mai 2014.

Les statuts de la Société (les « **Statuts** ») ont été modifiés pour la dernière fois le 27 août 2021 suivant acte du notaire Maître Joëlle Baden publié au Recueil Electronique des Sociétés et Associations (« **RESA** ») numéro RESA_2021_190.57 du 06 septembre 2021.

M. Alexandre Druta, demeurant professionnellement à Luxembourg a agi en tant que président de l'Assemblée Extraordinaire.

Le président a nommé comme secrétaire Me Cristina Beniog, demeurant professionnellement à Luxembourg.

L'Assemblée Extraordinaire a élu comme scrutateur M. Octavio Lanzi, demeurant professionnellement à Luxembourg.

Le président a déclaré et requis le notaire d'acter que :

I. Les actionnaires présents ou représentés ainsi que le nombre d'actions qu'ils détiennent figurent sur une liste de présence signée par le président, le secrétaire, le scrutateur et le notaire soussigné.

II. Il ressort de ladite liste de présence que les actionnaires qui ensemble détiennent plus de 50% des actions émises par la Société sont présents ou représentés de sorte que plus de la moitié du capital émis de la Société est représentée à la présente Assemblée Extraordinaire.

III. La présente Assemblée Extraordinaire a été convoquée entre autres par des avis de convocation reprenant l'ordre du jour publié au Luxembourg au RESA le 4 avril 2025 sous la référence RESA_2025_073.719.

IV. La présente Assemblée Extraordinaire est régulièrement constituée et peut délibérer valablement sur l'ordre du jour énoncé ci-dessous :

ORDRE DU JOUR

1. Capital autorisé

1.1. Renouvellement de l'autorisation donnée au Conseil d'Administration d'augmenter le capital social de la Société en une ou plusieurs fois dans la limite du capital social autorisé actuellement fixé à 231.924.819 USD, pendant une période commençant le jour de la présente Assemblée Générale Extraordinaire et se terminant le cinquième anniversaire de la date de publication au *Recueil Electronique des Sociétés et Associations* du procès-verbal de la présente Assemblée Générale Extraordinaire, sans préjudice de tout renouvellement ultérieur ;

1.2. Renouvellement de l'autorisation du Conseil d'Administration à limiter ou à supprimer le droit de souscription préférentiel des actionnaires existants dans le cadre d'une émission de nouvelles actions et de nouveaux instruments réalisée par le biais d'une procédure d'offre publique ;

1.3. Modification de l'article 5.8 des statuts de la Société (les « Statuts »), qui doit être lu comme suit :

"5.8. Le Conseil d'Administration est autorisé, pendant une période débutant le jour de l'assemblée générale des actionnaires tenue le 8 mai 2025 et prenant fin au cinquième anniversaire de la date de publication au Recueil Electronique des

Sociétés et Associations du procès-verbal de ladite assemblée générale, sans préjudice de tous renouvellements, à augmenter le capital social émis à une ou plusieurs reprises dans les limites du Capital Autorisé."

Après que l'Assemblée Extraordinaire ait approuvé ce qui précède, les résolutions suivantes ont été adoptées :

RESOLUTIONS

Le président a présenté le rapport du conseil d'administration concernant la proposition de renouveler l'autorisation du conseil d'administration à émettre des actions supplémentaires de la Société dans la limite du capital social autorisé et à limiter ou à supprimer le droit de souscription préférentiel des actionnaires existants dans le cadre d'une émission de nouvelles actions et instruments réalisée par le biais d'une procédure d'offre publique.

L'Assemblée Extraordinaire, après avoir entendu le rapport du conseil d'administration, a décidé :

PREMIERE RÉSOLUTION

(a) de renouveler l'autorisation donnée au Conseil d'Administration d'augmenter le capital social de la Société en une ou plusieurs fois dans la limite du capital social autorisé actuellement fixé à 231.924.819 USD, pendant une période commençant le jour de la présente Assemblée Extraordinaire et se terminant le cinquième anniversaire de la date de publication au *Recueil Electronique des Sociétés et Associations* du procès-verbal de la présente Assemblée Extraordinaire, sans préjudice de tout renouvellement ultérieur;

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **85.692.030**

Contre : **26.850.084**

Abstentions : **5.146.813**

DEUXIEME RÉSOLUTION

(b) de renouveler l'autorisation du Conseil d'Administration à limiter ou à supprimer le droit de souscription préférentiel des actionnaires existants en cas d'augmentation du capital social émis jusqu'à et y compris le capital social autorisé dans le cadre d'émissions de nouvelles actions et de nouveaux instruments réalisées par le biais d'une procédure d'offre publique ;

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **85.695.822**

Contre : **26.845.738**

Abstentions : **5.147.367**

TROISIEME RÉSOLUTION

(c) de modifier l'article 5.8 des statuts en conséquence, qui doit être lu comme suit : *"5.8. Le Conseil d'Administration est autorisé, pendant une période débutant le jour de l'assemblée générale des actionnaires tenue le 8 mai 2025 et prenant fin au cinquième anniversaire de la date de publication au Recueil Electronique des Sociétés et Associations du procès-verbal de ladite assemblée générale, sans préjudice de tous renouvellements, à augmenter le capital social émis à une ou plusieurs reprises dans les limites du Capital Autorisé."*

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **85.699.675**

Contre : **26.843.967**

Abstentions : **5.145.285**

Les résolutions ayant été approuvées par au moins deux tiers des voix exprimées tel que la loi le requiert, sont par conséquent valablement adoptées et les Statuts sont modifiés en conséquence.

DÉPENSES

Les frais, coûts, honoraires et charges de toute nature qui devront être supportés par la Société du fait des présentes sont estimés à mille cinq cents euros (EUR 1.500.-).

Le notaire soussigné, qui comprend et parle l'anglais, déclare par la présente qu'à la demande de l'Assemblée, le présent procès-verbal est rédigé en anglais, suivi d'une traduction en français ; à la demande de l'Assemblée, en cas de divergences entre les versions anglaise et française, la **version anglaise** prévaudra.

EN FOI DE QUOI le présent acte a été établi à Luxembourg le jour susmentionné.

Après lecture de ce procès-verbal, les membres du *bureau de* l'Assemblée ont signé avec le notaire le présent acte

Pour copie conforme
s. Notaire Edouard Delosch

EDOUARD DELOSCH NOTAIRE LUXEMBOURG